Filed pursuant to Rule 433

Registration Statement No. 333-139486

February 23, 2007

Relating to Prospectus Supplement

Dated February 15, 2007

to Prospectus

Dated January 17, 2007

Press Release

Republic of Peru

Lima, Peru, February 23, 2007. The Republic of Peru (“Peru”) in accordance with its previously-announced invitations (the “Invitations”) to holders of its 9.125% U.S. Dollar-Denominated Global Bonds due 2012 (the “2012 Bonds”) and of its Past-Due Interest Bonds due March 2017 (the “PDI Bonds”), Front-Loaded Interest Reduction Bonds due March 2017 (the “FLIRB Bonds”), Floating Rate Bonds due 2027 (the “Discount Bonds”) and the Fixed Rate Bonds due 2027 (the “Par Bonds” and, together with the PDI Bonds, the FLIRB Bonds and the Discount Bonds, the “Brady Bonds”), hereby announces the following results of the exchange offers and tender offers that were the subject of the Invitations:

(A) With respect to the 2012 Bonds Invitation:

(i)	all 2012 Bonds validly submitted as non-competitive offers for exchange were accepted and all 2012 Bonds validly tendered for cash were accepted;

(ii)	approximately US$1,021 million aggregate principal amount of 2012 Bonds have been accepted in the 2012 Bonds Invitation, as follows:

(a)	approximately US$855 million aggregate principal amount of 2012 Bonds in exchange for approximately US$833 million aggregate principal amount of the Republic’s outstanding 8.375% U.S. Dollar-Denominated Global Bonds due 2016 (the “2016 Bonds”);

(b)	approximately US$95 million aggregate principal amount of 2012 Bonds in exchange for approximately US$85 million aggregate principal amount of the Republic’s outstanding 8.75% U.S. Dollar-Denominated Global Bonds due 2033 (the “2033 Bonds”); and

(c)	approximately US$71 million aggregate principal amount of the 2012 Bonds for cash;

(iii)	the clearing spread for the 2012 Bonds is 40 basis points;

(iv)	the 2012 Bond price is US$1,174.59 per US$1,000 principal amount;

(v)	the applicable 10-year and 30-year UST Benchmark Rates are 4.68% and 4.80%, respectively;

(vi)	the issue price of the 2016 Bonds is US$1,175.08 per US$1,000 principal amount, and, as previously announced, the related issue spread was 119 basis points; and

(vii)	the issue price of the 2033 Bonds is US$1,294.00 per US$1,000 principal amount, and, as previously announced, the related issue spread was 163 basis points.

(B) With respect to the Brady Bonds Invitation:

(i)	all validly tendered Brady Bonds were accepted;

(ii)	approximately US$691 million aggregate original principal amount of PDI Bonds have been accepted, as follows: (a) approximately US$685 million aggregate original principal amount in exchange for approximately US$499 million of the Republic’s newly-issued 6.55% U.S. Dollar-Denominated Global Bonds due 2037 (the “2037 Bonds”) and (b) approximately US$6 million aggregate original principal amount for cash;

(iii)	approximately US$684 million aggregate original principal amount of FLIRB Bonds have been accepted, as follows: (a) approximately US$675 million aggregate original principal amount in exchange for approximately US$633 million of newly-issued 2037 Bonds and (b) approximately US$9 million aggregate original principal amount for cash;

(iv)	approximately US$82 million aggregate principal amount of Discount Bonds have been accepted, as follows: (a) approximately US$65 million aggregate principal amount in exchange for approximately US$64 million of newly-issued 2037 Bonds and (b) approximately US$17 million aggregate principal amount for cash;

(v)	approximately US$11 million aggregate principal amount of Par Bonds have been accepted, as follows: (a) approximately US$7 million aggregate principal amount in exchange for approximately US$5 million of newly-issued 2037 Bonds and approximately US$4 million aggregate principal amount for cash;

(vi)	the aggregate principal amount of 2037 Bonds that will be issued pursuant to the Brady Bond Invitation is approximately US$1,202 million;

(vii)	the 2037 Bonds issue price is US$1,000 per US$1,000 principal amount, and, as previously announced, the related issue spread was 175 basis points;

(viii)	the 2037 Bonds will mature on March 14, 2037; and

(ix)	interest on the 2037 Bonds will accrue from March 14, 2007 at a rate of 6.55% and be payable semi-annually in arrears.

In connection with the Invitations, no additional 2016 Bonds or 2037 Bonds were issued for cash. The cash tender offers for the 2012 Bonds and the Brady Bonds and the exchange offer of the 2012 Bonds for 2016 Bonds were not subject to proration. Peru waived the condition applicable to the 2012 Bonds Invitation that would have limited the amount of 2016 Bonds issued to US$750 million and accepted all non-competitive offers to exchange 2012 Bonds for 2016 Bonds. The Invitations expired yesterday at 3:00 P.M. (New York City Time). Settlement of the Invitations is still expected to occur on March 14, 2007.

Copies of the Prospectus Supplement dated February 15, 2007 and the Prospectus dated January 17, 2007 may be obtained from Global Bondholder Services Corporation, the Information Agent.

The Information Agent for the Invitations is:

Global Bondholder Services Corporation

65 Broadway – Suite 723

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free (866) 736-2200

The Joint Dealer Managers for the Invitations are:

Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013 United States of America Toll Free: (1) 800-558-3745 Collect: (1) 212-723-6106	Deutsche Bank Securities Inc. 60 Wall Street New York, New York 10005 United States of America Attention: Liability Management Group Toll Free: (1) 866-627-0391 Collect: (1) 212-250-2955

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be a sale of the securities referenced in this communication in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.